SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ____________________



                                   FORM 11-K
                                 ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997


                          Savings and Investment Plan
                      for Employees of Weingarten Realty
                           (Full title of the plan)


                             ____________________


                          WEINGARTEN REALTY INVESTORS
         (Name and issuer of the securities held pursuant to the plan)


                           2600 Citadel Plaza Drive
                             Houston, Texas  77008
                   (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

    (a)  Financial  statements.

         (1)  Independent  Auditors'  Report

         (2) Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

         (3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996

         (4)  Notes  to  Financial  Statement

         (5) Supplemental Schedules of Assets Held for Investment Purposes and 5% Reportable Transactions

The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

         (b)  Exhibits.

              24  -Independent  Auditors'  Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   SAVINGS  AND  INVESTMENT  PLAN  FOR
                                   EMPLOYEES  OF  WEINGARTEN  REALTY

                                   By:    Weingarten  Realty  Investors



Date:    June  30,  1998           By:          Stanford Alexander
                                   ------------------------------------
                                       Stanford Alexander, Chairman/
                                          Chief Executive Officer

INDEPENDENT  AUDITORS'  REPORT


To the Trustees and Participants of the Savings and Investment Plan for Employees of Weingarten Realty:

We have audited, in total, the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE  &  TOUCHE  LLP

Houston,  Texas
June  29,  1998





























        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1997 AND
                                     1996



                                            1997              1996
                                            ----              ----
ASSETS
---------------------------------


INVESTMENTS:

Mutual Funds                             $7,089,705        $5,501,244
Common Stock                                942,228           687,903
Participant Loans Receivable                205,463            84,552
                                         ----------        ----------

TOTAL INVESTMENTS                         8,237,396         6,273,699
                                         ----------        ----------

RECEIVABLES:

Contributions                               108,097            91,017
Loan Interest                                 1,761             4,327
                                         ----------        ----------

TOTAL RECEIVABLES                           109,858            95,344
                                         ----------        ----------

CASH                                          7,067               548
                                         ----------        ----------


NET ASSETS AVAILABLE FOR BENEFITS        $8,354,321        $6,369,591
                                         ----------        ----------














                       See Notes to Financial Statements

        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
                          DECEMBER 31, 1997 AND 1996

                               DECEMBER 31, 1997
                       SUPPLEMENTAL INFORMATION BY FUND
                       --------------------------------


                                                                             Growth &                  Aggressive
                                    Stable     Intermediate    Mixed         Income       Growth       Growth
                                    Asset      Bond            Investment    Equity       Equity       Equity
                                    ---------  --------------  ------------  -----------  -----------  ------------

INVESTMENT INCOME:

Dividends                                      $      13,575   $   149,757   $  202,374   $   67,472   $    35,155

Money Market Interest

Participant Loan Interest           $    843              46         2,925        2,384        2,959         1,315

Other                                                      4                         (2)

NET APPRECIATION (DEPRECIATION) IN
FAIR VALUE OF INVESTMENTS             45,160           5,147       182,630      125,658      320,134        40,958

CONTRIBUTIONS:

Participating Employees               35,847          11,913       113,055      119,639      108,466        60,797

Employer                              14,082           6,066        52,136       57,137       48,766        27,236

BENEFITS PAID TO PARTICIPANTS        (27,817)         (9,349)      (38,999)     (40,529)     (26,336)      (24,924)

PARTICIPANT LOANS                    (43,307)         (2,834)      (30,982)     (19,771)     (23,934)        4,835

ADMINISTRATIVE FEES                      548

FUND TRANSFERS                        84,485         (11,727)         (789)     (65,529)     (74,539)       48,239

INCREASE IN NET ASSETS AVAILABLE
FOR  BENEFITS                        109,841          12,841       429,733      381,361      422,988       193,611

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD                  758,913         202,773     1,533,959    1,416,744    1,109,473       413,147


NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD                       $868,754   $     215,614   $ 1,963,692   $1,798,105   $1,532,461   $   606,758


































                                                     Weingarten
                                    International    Realty          Loan
                                    Equity           Common Stock    Fund      Total
                                    ---------------  --------------  --------  -----------

INVESTMENT INCOME:

Dividends                           $       10,418   $      50,184             $  528,935

Money Market Interest                                        3,835                  3,835

Participant Loan Interest                      243             455                 11,170

Other                                            1              48                     51

NET APPRECIATION (DEPRECIATION) IN
FAIR VALUE OF INVESTMENTS                   (6,798)         74,930                787,819

CONTRIBUTIONS:

Participating Employees                     25,538          95,074                570,329

Employer                                    11,771          44,643                261,837

BENEFITS PAID TO PARTICIPANTS               (3,763)         (8,020)              (179,737)

PARTICIPANT LOANS                            2,211          (7,129)  $120,911

ADMINISTRATIVE FEES                                            (57)                   491

FUND TRANSFERS                               9,138          10,722

INCREASE IN NET ASSETS AVAILABLE
FOR  BENEFITS                               48,759         264,685    120,911   1,984,730

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD                        152,201         697,829     84,552   6,369,591


NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD                       $      200,960   $     962,514   $205,463  $8,354,321




                       SEE NOTES TO FINANCIAL STATEMENTS

                                       5





































        SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
                    DECEMBER 31, 1997 AND 1996 (CONTINUED)

                               DECEMBER 31, 1996
                       SUPPLEMENTAL INFORMATION BY FUND


                                                                                                               Growth &
                                     Balanced    Equity    Fixed    Stable       Intermediate    Mixed         Income
                                     Fund        Fund      Fund     Asset        Bond            Investment    Equity
                                     ----------  --------  -------  -----------  --------------  ------------  -----------

INVESTMENT INCOME:

Dividends                                                   ($735)               $      12,637   $    66,366   $  210,845

Money Market Interest                $       5   $     3       13

Participant Loan Interest                                           $       68              46         1,459          388

Other                                                                      114              50           257          306

NET APPRECIATION (DEPRECIATION)                               654       45,756          (7,494)      128,162       83,251
 IN FAIR VALUE OF INVESTMENTS

CONTRIBUTIONS:

Participating Employees                                                 61,292          18,629       113,157      111,926

Employer                                                                12,684           6,860        45,665       42,823

BENEFITS PAID TO PARTICIPANTS                              (2,180)    (265,569)        (42,841)      (69,958)     (53,410)

PARTICIPANT LOANS                                                       (3,902)         (4,651)      (32,664)     (17,196)

ADMINISTRATIVE FEES                        (15)      (15)

FUND TRANSFERS                            (478)     (345)      68     (121,923)         (1,539)       (9,868)      64,443

INCREASE  (DECREASE) IN NET ASSETS
AVAILABLE FOR  BENEFITS                   (488)     (357)  (2,180)    (271,482)        (18,303)      242,576      443,376

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD                        488       357    2,180    1,030,395         221,076     1,291,383      973,368


NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD                                                       $  758,913   $     202,773   $ 1,533,959   $1,416,744



































                                                  Aggressive                     Weingarten
                                     Growth       Growth        International    Realty          Loan
                                     Equity       Equity        Equity           Common Stock    Fund     Total
                                     -----------  ------------  ---------------  --------------  -------  -----------

INVESTMENT INCOME:

Dividends                            $   51,849   $    28,229   $        3,961   $      39,054            $  412,206

Money Market Interest                                                                                             21

Participant Loan Interest                   906           236               29             232                 3,362

Other                                       245            54               39            (479)                  586

NET APPRECIATION (DEPRECIATION)         168,916        28,093            9,771          43,965               501,074
 IN FAIR VALUE OF INVESTMENTS

CONTRIBUTIONS:

Participating Employees                 100,822        51,700           25,194          87,320               570,040

Employer                                 38,497        19,004            9,563          34,721               209,817

BENEFITS PAID TO PARTICIPANTS           (31,951)       (8,483)            (126)         (4,997)             (479,515)

PARTICIPANT LOANS                       (25,119)        1,208              395          (2,623)  $84,552

ADMINISTRATIVE FEES                                                                       (257)                 (287)

FUND TRANSFERS                            7,931        21,791           66,436         (26,516)

INCREASE  (DECREASE) IN NET ASSETS
AVAILABLE FOR  BENEFITS                 312,096       141,832          115,262         170,420    84,552   1,217,304

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD                     797,377       271,315           36,939         527,409             5,152,287


NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD                        $1,109,473   $   413,147   $      152,201   $     697,829   $84,552  $6,369,591




                       SEE NOTES TO FINANCIAL STATEMENTS








                        SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES OF WEINGARTEN REALTY
                        ------------------------------


                         Notes to Financial Statements



1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary, Weingarten Realty Management Company ("WRMC"), referred to, collectively, as the "Company".

Basis  of  Accounting  -  The  financial  records  of the Plan and the account
---------------------
records of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Company and participants and interest on loan payments due. Withdrawals of benefits by participants are recorded when paid.

Investments  -  Investments are carried at their quoted market value.  Average
-----------
cost  is  used  to  determine  the  cost  of  investments  sold  or  redeemed.

     Valuation of Loans to Participants - The loans to participants are valued
     ----------------------------------
     at  cost  plus  accrued  interest  which  approximates  fair  value.

     Use  of  Estimates  -  The  preparation  of financial statements requires
     ------------------
     management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

2.   SUMMARY  DESCRIPTION  OF  THE  PLAN

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder. The following is a summary of the Plan, as restated on July 1, 1997. Plan participants should refer to the Plan document for more complete information.

     Eligibility - All employees are eligible to participate in the Plan after
     -----------
     completing one hour  of  eligible  service and attaining 21 years of age.

     Participant  Contributions - Participants may  contribute  1%  to  12% of
     --------------------------
     their annual paid compensation (as defined in the Plan document) as salary
     reduction  contributions.   Such contributions are generally made through
     regular payroll withholdings and reduce the amount of the participant's compensation that is subject to federal income tax.

     Employer Contributions - The  Company  may  make  monthly  matching
     ----------------------
     contributions to the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution is generally allocated to the individual participant's accounts based on the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is directed to the different funds (described under "Investment Options") using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all
     participants  during  the  year.   No  discretionary  contributions  are
     invested  in  Weingarten  Realty  Common Stock.      No discretionary
     contributions were madeduring  the  years  ended  1997  and  1996.

     Vesting - Participants are fully vested for all contributions made by them. For employer contributions and earnings of the Plan, participants vest as follows:


                                           Vested
Years of Vesting Service                 Percentage
---------------------------------------  ----------

Less than 2 years . . . . . . . . . . .           0
At least 2 years, but less than 3 years          20
At least 3 years, but less than 4 years          40
At least 4 years, but less than 5 years          60
At least 5 years, but less than 6 years          80
6 years or more . . . . . . . . . . . .         100


     Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

     Administration - Plan  Administrators,  appointed  by  the  Company,  are
     --------------
     responsible for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

     Withdrawals - Upon  death, disability or termination  from the Company, a
     -----------
     participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondedu ctible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

     Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Participants who terminate employment and receive distributions of their vested account balances forfeit the nonvested portion of their ccounts. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

     Participant  Loans - Eligible participants  may  borrow  from  their fund
     ------------------
     accounts a  minimum  of $1,000 up  to a maximum of the lesser of $50,000
     or 50% of their vested  account balances.   Loan transactions are treated
     as a transfer between the investment funds and the loan fund. Loan terms range from 1 to 5 years, however loans may be made up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate on the first day of the month that the loan is made, plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

     Investment Options - At  December 31, 1995, assets in the Fixed Fund, the
     ------------------
     Balanced Fund and the Equity Fund were allocated into eight new investment
     options as directed by participants.   A  description  of  the  available
     investment  options  follows:

     (a) Balanced Fund - a fund of common stocks (excluding WRI stock, except through shares held in a commingled fund), preferred stocks, bonds, convertible securities and other similar types of investments, including mutual funds;

     (b) Equity Fund a fund of common stocks (excluding WRI stock, except through shares held in a commingled fund), and preferred stocks;

     (c)  Fixed Fund - a  fund  invested  in  cash  equivalents  having  ready marketability,  such  as  U.S.  Treasury  bills,  commercial  paper,
          guaranteed  investment  contracts,   certificates  of  deposit  and
          similar  short-term  securities;

     (d) Stable Asset Fund - a fund invested in the Firstar Institutional Investors Guaranteed Investment Contract Fund, which invests in assets such as guaranteed investment contracts and bank investment contracts;

     (e) Intermediate Bond Fund - a fund invested in the Columbia -Fixed Income Securities Fund, Inc., which invests at least 95% of assets in investment-grade debt securities such as U.S. government obligations, including GNMA's and FNMA's;

     (f) Mixed Investment Fund - a fund invested in the Dodge & Cox Balanced Fund, which invests at least 75% in common stocks and convertible securities with the balance invested in investment-grade fixed income securities;

     (g) Growth and Income Equity Fund - a fund invested in the Mutual Series Beacon Fund, which invests in common and preferred stocks and corporate debt securities;

     (h) Growth Equity Fund - a fund invested in the Davis New York Venture Fund, Inc., which invests predominantly in equity securities of companies with perceived growth potential;

     (i) Aggressive Growth Equity Fund - a fund invested in the Royce Premier Fund, which invests in common stocks and convertible securities in companies with perceived long-term growth potential;

     (j) International Equity Fund - a fund invested in the T. Rowe Price International Stock Fund, which invests at least 65% in common stocks of established non-U.S. companies with the balance of assets invested in preferred stocks and convertible and/or debt securities of foreign companies;and

     (k) Weingarten Realty Common Stock - a fund invested in common shares of beneficial interest of WRI purchased on the open market.

















At December 31, 1997 and 1996, there were 164 and 140 participants, respectively, who had their contributions allocated as follows:


                                Number of Participants

                                       December         December
                                                  1997      1996
                                ----------------------  --------

Stable Asset Fund. . . . . . .                      52        47
Intermediate Bond Fund . . . .                      38        41
Mixed Investment Fund. . . . .                     106        99
Growth and Income Equity Fund.                      99        95
Growth Equity Fund . . . . . .                     101        89
Aggressive Growth Equity Fund.                      68        60
International Equity Fund. .                        44        39
Weingarten Realty Common Stock                      69        62



     Amendment  or  Termination of the Plan -   The Plan  may  be  amended  or
     --------------------------------------
     terminated at any time by the Company.   No  amendment may  deprive  any
     participant (or their beneficiary)  of  any  vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.   TAX  STATUS

     The Plan received a favorable ruling dated April 15, 1997 indicating that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

4.   INVESTMENTS  GREATER  THAN  FIVE  PERCENT  OF  PLAN  ASSETS

     The following table presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1997 and December 31, 1996:



                                                        Market Value
                                                         December 31,
                                                      1997            1996
                                             -------------  --------------

Royce Fund Premier Series . . . . . . . . .  $     593,226  $      402,422
Weingarten Realty Investors - Common Shares        942,228         687,903
Firstar Institutional Investors GIC Fund. .        860,625         750,554
Davis New York Venture Fund . . . . . . . .      1,508,925       1,089,204
Mutual Series Beacon Fund . . . . . . . . .      1,769,063       1,393,083
Dodge & Cox Balanced Fund . . . . . . . . .      1,947,877       1,518,338




++++**















ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 1997


                                                                 IDENTITY OF ISSUE, BORROWER, ISSUER
ASSETS HELD                                                                OR SIMILAR PARTY
--------------------------------------------------------------  --------------------------------------------

STABLE ASSET. . . . . . . . . . . . . . . . . . . . . . . . . .  FIRSTAR INSTITUTIONAL INVESTORS GUARANTEED
                                                                 INVESTMENT CONTRACT

INTERMEDIATE BOND . . . . . . . . . . . . . . . . . . . . . . .  COLUMBIA FIXED-INCOME SECURITIES FUND, INC.

MIXED INVESTMENT. . . . . . . . . . . . . . . . . . . . . . . .  DODGE & COX BALANCED FUND

GROWTH AND INCOME EQUITY. . . . . . . . . . . . . . . . . . . .  MUTUAL SERIES BEACON FUND

GROWTH EQUITY . . . . . . . . . . . . . . . . . . . . . . . . .  DAVIS NEW YORK VENTURE FUND, INC.

AGGRESSIVE GROWTH EQUITY. . . . . . . . . . . . . . . . . . . .  ROYCE PREMIER FUND

INTERNATIONAL EQUITY. . . . . . . . . . . . . . . . . . . . . .  T ROWE PRICE INTERNATIONAL STOCK FUND

WEINGARTEN REALTY . . . . . . . . . . . . . . . . . . . . . . .  *WEINGARTEN REALTY INVESTORS
COMMON STOCK

LOAN FUND . . . . . . . . . . . . . . . . . . . . . . . . . . .  PARTICIPANT LOANS RECEIVABLE


        TOTAL ASSETS HELD FOR INVESTMENT PURPOSES

*PARTY-IN-INTEREST



ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 1997


                                                                 DESCRIPTION OF INVESTMENT
                                                                  INCLUDING MATURITY DATE,
                                                                 RATE OF INTEREST, COLLATERAL                          CURRENT
ASSETS HELD                                                           AND MATURITY VALUE                   COST         VALUE
---------------------------------------------------------------  ------------------------------         ---------     --------

STABLE ASSET
 . . . . . . . . . . . . . .. . . . . . . . . . . . .  . . . . .  MUTUAL FUND (45,741.440 UNITS)          $  787,019 $  860,625

INTERMEDIATE BOND . . . . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (15,926.167 UNITS)             212,787    213,093

MIXED INVESTMENT. . . . . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (29,168.566 UNITS)           1,649,329  1,947,877

GROWTH AND INCOME EQUITY. . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (125,287.770 UNITS)          1,636,977  1,769,063

GROWTH EQUITY . . . . . . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (67,573.897 UNITS)           1,070,770  1,508,925

AGGRESSIVE GROWTH EQUITY. . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (68,186.852 UNITS)             528,951    593,226

INTERNATIONAL EQUITY. . . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND (14,671.833 UNITS)             195,456    196,896

WEINGARTEN REALTY . . . . . . . . . . . . . . . . . . . . . . .  COMMON SHARES (21,109 SHARES)              826,084    942,228
COMMON STOCK

LOAN FUND . . . . . . . . . . . . . . . . . . . . . . . . . . .  DUE SEMIMONTHLY, BEARING INTEREST AT       205,463    205,463
                                                                 9.25% TO 9.50%


        TOTAL ASSETS HELD FOR INVESTMENT PURPOSES . . . . . . .                                          $7,112,836 $8,237,396

*PARTY-IN-INTEREST




ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 1997 (CONTINUED)

ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
---------------------------------------------------------------

                                                                 IDENTITY OF ISSUE, BORROWER, ISSUER
ASSETS HELD                                                              OR SIMILAR PARTY
---------------------------------------------------------------  -------------------------------------------

STABLE ASSET. . . . . . . . . . . . . . . . . . . . . . . . . .  FIRSTAR INSTITUTIONAL INVESTORS GIC FUND

INTERMEDIATE BOND . . . . . . . . . . . . . . . . . . . . . . .  COLUMBIA FIXED-INCOME SECURITIES FUND, INC.

MIXED INVESTMENT. . . . . . . . . . . . . . . . . . . . . . . .  DODGE & COX BALANCED FUND

GROWTH AND INCOME EQUITY. . . . . . . . . . . . . . . . . . . .  MUTUAL SERIES BEACON FUND

GROWTH EQUITY . . . . . . . . . . . . . . . . . . . . . . . . .  DAVIS NEW YORK VENTURE FUND, INC.

AGGRESSIVE GROWTH EQUITY. . . . . . . . . . . . . . . . . . . .  ROYCE PREMIER FUND

INTERNATIONAL EQUITY. . . . . . . . . . . . . . . . . . . . . .  T ROWE PRICE INTERNATIONAL STOCK FUND

WEINGARTEN REALTY . . . . . . . . . . . . . . . . . . . . . . .  *WEINGARTEN REALTY INVESTORS
COMMON  STOCK





*PARTY-IN-INTEREST



ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 1997 (CONTINUED)

ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
---------------------------------------------------------------

                                                       DESCRIPTION OF INVESTMENT
                                                        INCLUDING MATURITY DATE,
                                                       RATE OF INTEREST, COLLATERAL             SALE
ASSETS HELD                                               AND MATURITY VALUE           C0ST    PROCEEDS
-----------------------------------------------------  ----------------------------  --------  --------

STABLE ASSET. . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND                   $217,936  $153,025

INTERMEDIATE BOND . . . . . . . . . . . . . . . . . .  MUTUAL FUND                     32,814    24,158

MIXED INVESTMENT. . . . . . . . . . . . . . . . . . .  MUTUAL FUND                    334,974    88,065

GROWTH AND INCOME EQUITY. . . . . . . . . . . . . . .  MUTUAL FUND                    429,925   179,603

GROWTH EQUITY . . . . . . . . . . . . . . . . . . . .  MUTUAL FUND                    267,778   168,191

AGGRESSIVE GROWTH EQUITY. . . . . . . . . . . . . . .  MUTUAL FUND                    193,401    43,556

INTERNATIONAL EQUITY. . . . . . . . . . . . . . . . .  MUTUAL FUND                     68,579    12,761

WEINGARTEN REALTY . . . . . . . . . . . . . . . . . .  COMMON SHARES                  218,108    38,938
COMMON  STOCK





*PARTY-IN-INTEREST



ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF FIVE PERCENT REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997



SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
---------------------------------------------------------------------------------------------------------------------------
         (NONE NOTED)





SERIES OF TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
---------------------------------------------------------------------------------------------------------------------------







                                          NUMBER                NUMBER     TOTAL DOLLAR
                                          OF                    OF         VALUE OF      TOTAL DOLLAR   NET
IDENTITY OF PARTY INVOLVED . . . . . . .  DESCRIPTION OF ASSET  PURCHASES  SALES         PURCHASES      VALUE OF SALES
----------------------------------------  --------------------  ---------  ------------  -------------  ---------------

FIRSTAR INSTITUTIONAL INVESTORS GIC FUND  MUTUAL FUND                  62            19  $     217,936  $       153,025
MUTUAL SERIES BEACON FUND. . . . . . . .  MUTUAL FUND                  55            29        429,925          179,603
DODGE & COX BALANCED FUND. . . . . . . .  MUTUAL FUND                  60            29        334,974           88,065
DAVIS NEW YORK VENTURE FUND, INC.. . . .  MUTUAL FUND                  63            24        267,778          168,191










IDENTITY OF PARTY INVOLVED . . . . . . .  GAIN/(LOSS)
----------------------------------------  ------------

FIRSTAR INSTITUTIONAL INVESTORS GIC FUND  $     10,353
MUTUAL SERIES BEACON FUND. . . . . . . .        22,304
DODGE & COX BALANCED FUND. . . . . . . .        13,188
DAVIS NEW YORK VENTURE FUND, INC.. . . .        50,714






